Rapid Line Inc.

Gieldowa 4A, Warsaw 01-211, Poland
+48222196622

info@kid-win.com

May 03, 2022

Scott Anderegg and Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission 100 F Street, Washington, DC 20549

Reference: Rapid Line Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 13, 2022

File No. 333-263739

Scott Anderegg and Donald Field,

In response to your letter dated April 28, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 13, 2022.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment 1 and reissue in part. Please revise the prospectus cover page to clarify that there is no trading market for your common stock. Refer to Item 501(b)(4) of Regulation S-K.

Response: We have revised the cover page as follows:

As of the date of this prospectus, there is no public trading market for our common stock and there is no assurance that a trading market for our securities will ever develop

Please direct any further comments to :

Wiktor Moroz

Email: info@kid-win.com

Telephone: +48222196622

Sincerely,

/s/ Wiktor Moroz

Wiktor Moroz, CEO